Exhibit 99.1

Elan Corporation, plc

Half-Yearly Financial Report

Six Months Ended 30 June 2009

CHIEF EXECUTIVE OFFICER’S STATEMENT

To Our Shareholders:

Our focus remains squarely on disciplined and continuous investment in science and advancing our diversified clinical portfolio to patients. During the first half of 2009, while we continued to improve operating performance, we also achieved several important strategic milestones. Most importantly, we completed our strategic review process, begun in January of this year, with the announcement in early July of a transformative transaction with Johnson & Johnson.

There were a number of key objectives for the strategic review process, all of which we believe will be accomplished upon closing this transaction in the second half of the year. The transaction will provide the Company with significant strategic and financial flexibility and allows our shareholders the opportunity to participate in the advancement of our science and pipeline over time. In addition, we believe that Johnson & Johnson’s scientific expertise and global commercial reach will ensure that we realize the full potential of the Alzheimer’s Immunotherapy Program.

Tysabri® continues to grow, recording in-market sales of $481.3 million in the first half of 2009, an increase of 34% over the $359.7 million recorded in the same time period of 2008. At the end of June 2009, approximately 43,300 patients were on therapy worldwide, an increase of 36% over the 31,800 who were on therapy at the end of June 2008. We are continuing to work with Biogen Idec, our collaborator on Tysabri, and the clinical community, to better understand both the efficacy and safety of the therapy.

Our Elan Drug Technologies (EDT) business also made further progress, while at the same time continuing to diversify the Company’s risk. By providing industry-leading advances in drug delivery technology, we are able to participate in the commercialization of several molecules with different pharmaceutical collaborators. The recent approval of Johnson & Johnson’s Invega® Sustennatm, which utilizes our NanoCrystal® technology, demonstrates how EDT has been able to advance treatment options for a variety of therapies.

The recent International Conference on Alzheimer’s Disease (ICAD), clearly demonstrated the progress that we, along with our collaborator, Transition Therapeutics, have made on ELND005. Phase 1 data was presented that indicated treatment with ELND005 achieves desired concentrations in human brain tissue and cerebrospinal fluid when given orally, which has proven to be a significant hurdle for other drugs in this area.

Lastly, we achieved another significant milestone in the first half of the year by adding a fifth potential therapeutic approach for the treatment of Alzheimer’s disease to our pipeline, the p75 ligand program in collaboration with PharmatrophiX. These compounds have the potential to protect the neurons most affected by Alzheimer’s disease. By adding these pre-clinical compounds to our pipeline, we gain an orally-available potential therapeutic platform that attacks Alzheimer’s disease from a different, and potentially complementary, approach to potential therapeutics in our pipeline.

The significant accomplishments of the first half of 2009 once again demonstrate our position as a leader in neuroscience, with a clear focus on disease-modifying novel therapeutics. At Elan, we believe we are in the first decade of what will be a century of delivering new innovative therapies to patients suffering from a wide variety of neurological disorders. We are confident that Elan, through our industry leading pipeline, will continue to define the future of degenerative neurological therapies.

G. Kelly Martin

Chief Executive Officer

INTERIM MANAGEMENT REPORT

Introduction

This half-yearly financial report for the six months ended 30 June 2009 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and the related Transparency Rules of the Irish Financial Service Regulatory Authority.

This interim management report includes the following:

•	Business overview, including important events that have occurred during the half-year;

•	Selected financial data;

•	Principal risks and uncertainties relating to the remaining six months of the year;

•	Results of operations for the six months ended 30 June 2009, compared to the six months ended 30 June 2008;

•	Liquid resources and shareholders’ deficit;

•	Cash flows summary;

•	Related party transactions;

•	Directors; and

•	Subsequent events.

Business Overview

Elan Corporation, plc, an Irish public limited company (also referred to hereafter as “we”, “our”, “us”, “Elan” and “the Company”), is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is +353-1-709-4000. Our principal research and development (R&D), manufacturing and marketing facilities are located in Ireland and the United States (U.S.).

Our operations are organised into two business units; Biopharmaceuticals and Elan Drug Technologies (EDT).

Our Biopharmaceuticals business unit engages in research, development and commercial activities primarily in the areas of Alzheimer’s disease, Parkinson’s disease, multiple sclerosis (MS), Crohn’s disease (CD) and severe chronic pain. We have a range of products at various stages of development in relation to each of these therapeutic areas.

EDT develops and manufactures innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using its extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies. An established, profitable fully integrated drug delivery business unit of Elan, EDT has been applying its skills and knowledge to enhance the performance of dozens of drugs that have subsequently been marketed worldwide. Today products enabled by EDT technologies are used by millions of people each day and we have contributed to over $15 billion of in-market sales for our clients over our history.

Summary of Operating Performance

Total revenue increased by 9% to $384.6 million in the first half of 2009, compared to the same period in 2008. The increase was driven by a strong performance from Tysabri, which more than compensated for the reduced sales of Maxipime®, following the introduction of generic competition in June 2007; and Azactam®, principally as a result of supply shortages. Total in-market sales of Tysabri were $481.3 million in the first half of 2009, an increase of 34% over the $359.7 million recorded in the same period of 2008, and resulted in recorded Tysabri revenue of $191.0 million (2008: $134.3 million).

Gross profit, including other charges, was $205.9 million for the first half of 2009, compared to $208.7 million for the same period of 2008. Other charges of $20.9 million (2008: $Nil) included in cost of sales consisted of a non-cash asset impairment charge of $13.1 million related to the postponement of our biologics manufacturing activities, and severance and restructuring costs of $7.8 million related to the postponement of these activities and other strategic redesign and realignment initiatives.

The gross profit, excluding other charges of $20.9 million (2008: $Nil), increased by 9% to $226.8 million for the first half of 2009, compared to $208.7 million for the same period of 2008. The increased gross profit, excluding other charges, was earned from higher sales of Tysabri which more than replaced lost gross profit as a result of lower sales of Maxipime and Azactam.

Although total revenue increased by 9%, selling, general and administrative (SG&A) expenses, excluding other charges of $9.5 million (2008: $2.5 million), declined by 17% to $109.9 million in the first half, compared to $132.8 million for the same period in 2008, reflecting reduced litigation expenses, and lower headcount from the reduction in support activities, along with continued cost control.

R&D expenses, excluding other charges of $10.2 million (2008: $3.1 million), increased by 4% to $161.4 million in the first half of 2009, compared to $155.9 million for the same period in 2008. R&D expenses include $57.0 million (2008: $46.2 million) in relation to the Alzheimer’s Immunotherapy Program (AIP) which is the subject of the proposed transaction with Johnson & Johnson (see pages 4 and 5 for additional information relating to the transaction).

For a reconciliation of operating loss before other charges to operating loss under IFRS, refer to page 10.

The legal settlement gain of $18.0 million relates to a Settlement Agreement and Release entered into by Elan and Watson Pharmaceuticals, Inc. (Watson) in March 2009 to settle litigation with respect to Watson’s marketing of a generic version of Naprelan®. As part of the Settlement Agreement and Release, Watson stipulated that our patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed our patent. In connection with the settlement, we received $18.0 million from Watson in March 2009.

Excluding R&D expenses, other charges and the legal settlement gain, we recorded an operating profit for the first half of 2009 of $116.9 million, an increase of 54% over the $75.9 million recorded in the first half of 2008, driven by the 9% increase in revenues and the 17% decrease in SG&A expenses.

The net loss increased by 4% to $165.3 million in the first half of 2009, compared to $159.4 million for the same period in 2008. The increase was primarily due to the inclusion of $40.6 million (2008: $5.6 million) in other charges in the first half of 2009 partially offset by the legal settlement gain of $18.0 million. The other charges relate to the postponement of our biologics manufacturing activities, the strategic redesign and realignment of the R&D organisation within our Biopharmaceuticals business, and a reduction of related support activities. These adjustments resulted in a reduction in our global workforce of approximately 230 positions, or 14% of our total workforce.

For additional discussion of the results of operations for the first half of 2009, refer to pages 7 to 11 of this interim management report.

Biopharmaceuticals Business Update

Total revenue from our Biopharmaceuticals business increased by 15% to $246.0 million in the first half of 2009 from $213.0 million for the same period of 2008. The increase was driven by strong growth in Tysabri, which more than compensated for reduced sales of Maxipime and Azactam. The decline in sales of Maxipime was primarily due to the impact of generic competition beginning in June 2007 when the first generic product was introduced. The decline in sales of Azactam was principally due to supply shortages. Azactam lost its patent exclusivity in October 2005 and its future sales are expected to be negatively impacted by generic competition. However, no generic form of Azactam has been approved to date. Our sole source for Azactam has indicated they will cease the supply of product to us beyond 2009. We are in discussions with this supplier with respect to its obligations to supply. However, if we are unable to resolve these differences with our supplier or are unable to obtain an alternative source of supply, our sales of Azactam will rapidly decrease.

Total in-market sales of Tysabri were $481.3 million in the first half of 2009, an increase of 34% over the $359.7 million recorded for the same period of 2008, reflecting strong patient demand across global markets. At the end of June 2009, approximately 43,300 patients were on therapy worldwide, including approximately 22,000 commercial patients in the United States and approximately 20,700 commercial patients in rest of world (ROW), representing an increase of 36% over the 31,800 patients who were on therapy at the end of June 2008.

In the first half of 2009, Elan and PharmatrophiX, Inc. (PharmatrophiX), a biotechnology company focused on the development of small molecule ligands for growth factor receptors relevant to neurological disorders, entered into an exclusive collaboration to research, develop and commercialise the neurologic indicators of PharmatrophiX’s portfolio of compounds targeting the p75 neurotrophin receptor. The PharmatrohiX portfolio of small molecule compounds, termed p75 ligands, mimic the activity of the neurotrophins, interacting with and potentially protecting neurons that are susceptible to loss in Alzheimer’s disease. There is also the potential for applications to other neurodegenerative diseases, including Parkinson’s disease and MS.

Also in the first half of 2009, Elan initiated a Phase 1 dose escalation safety study of ELND002 in patients with hematologic malignancies. ELND002 is a small molecule injectible inhibitor of alpha 4 beta 1.

Elan Drug Technologies Business Update

Revenue from the EDT business unit decreased slightly to $138.6 million in the first half of 2009 from $139.1 million in the first half of 2008. EDT revenues vary from period to period based on a number of factors including the timing of customer orders, licence fees earned, and contracted in-market sales hurdles for royalties.

Included within the revenue for the first half of 2009 is a licence fee of $7.7 million due from Acorda Therapeutics, Inc (Acorda) as a result of Acorda entering into an agreement with Biogen Idec Inc. (Biogen Idec) to develop and commercialise Fampridine-SR in all territories outside the United States. Acorda paid this license fee to us in July 2009.

Our EDT business continued to make positive progress on the development pipeline with its clients during the first half of 2009. Acorda completed its Phase 3 clinical development programme to assess Fampridine-SR’s safety and efficacy in improving the walking ability of people with MS. A New Drug Application (NDA) for Fampridine-SR was submitted to the U.S. Federal Drug Administration (FDA) on 23 April 2009 and subsequently received priority review status with a scheduled Prescription Drug User Fee Act (PDUFA) date of 22 October 2009. The PDUFA date is the target date for the FDA to complete its review of the Fampridine-SR NDA. Fampridine-SR incorporates our proprietary MXDAStm (Matrix Drug Absorption System) technology and is a sustained-release tablet formulation of the investigational drug fampridine (4-aminopyridine or 4-AP) and will be manufactured by EDT if it is approved.

On 3 August 2009, EDT announced the first approval of a long-acting injectable formulation using its proprietary NanoCrystal technology. This follows the announcement by Janssen, a division of Ortho-McNeil-Janssen Pharmaceuticals, of the FDA’s approval of Invega® Sustennatm, the first once monthly atypical antipsychotic injection.

Strategic Alternatives

On 13 January 2009, Elan announced that the Board of Directors had engaged an investment bank to conduct, in conjunction with executive management and other external advisors, a review of our strategic alternatives. The purpose of the engagement was to secure access to financial resources and commercial infrastructure that would enable us to accelerate the development and commercialisation of our extensive pipeline and product portfolio while maximizing the ability of our shareholders to participate in the resulting longer-term value creation.

On 2 July 2009, following this in depth strategic review, we announced a definitive agreement whereby Johnson & Johnson will acquire substantially all of the assets and rights of our AIP, through a newly formed Johnson & Johnson company. In addition, Johnson & Johnson will invest $1 billion in Elan in exchange for newly issued American Depositary Shares of Elan which will represent 18.4% of our outstanding ordinary shares.

Johnson & Johnson will assume and continue our activities with Wyeth under the AIP and will initially commit up to $500 million to continue the development and launch activities of bapineuzumab, a potential first-in-class treatment that is being evaluated for slowing the progression of Alzheimer’s disease, as well as other compounds. The agreement provides for additional funding obligations of the parties if needed.

In consideration for the transfer of these rights and assets, we will receive a 49.9% equity interest in the newly formed Johnson & Johnson company that will acquire the AIP. We will be entitled to a 49.9% share of the profits and certain royalty payments upon the commercialisation of products under the collaboration with Wyeth.

The closing of the transaction, which is subject to customary closing conditions, is expected in the second half of 2009.

Selected Financial Data

The selected financial data set forth below is derived from our condensed consolidated interim financial statements (interim financial statements) in this half-yearly financial report and our 2008 Annual Report, and should be read in conjunction with, and is qualified by reference to, our interim financial statements and related notes thereto.

Six Months Ended 30 June	2009	2008

Income Statement Data (in $m, except for per share data):
Total revenue	384.6	352.1
Operating loss	(67.1)	(85.6)
Net loss	(165.3)	(159.4)
Basic and diluted net loss per Ordinary Share	$(0.35)	$(0.34)
Weighted-average number of shares outstanding — Basic and diluted (in millions)	475.7	472.4

	30 June	31 December
	2009	2008

Balance Sheet Data (in $m):
Cash and cash equivalents	218.4	375.3
Restricted cash and cash equivalents — current and non-current	31.7	35.2
Available-for-sale investments — current	22.7	30.5
Total assets	1,669.5	1,844.6
Total liabilities	2,040.0	2,068.0
Total shareholders’ deficit	(370.5)	(223.4)

Principal Risks and Uncertainties

During the first half of 2009, we reported an operating loss of $67.1 million on total revenues of $384.6 million.

We are encouraged by the significant operating progress made in the first half of 2009, with Tysabri recording in-market sales of $481.3 million, an increase of 34% over the $359.7 million recorded in the same period of 2008. Excluding R&D expenses, other charges and the legal settlement gain, we recorded an operating profit of $116.9 million in the first half of 2009, compared to $75.9 million in the first half of 2008.

Our operating performance in the second half of 2009 is subject to certain risks and uncertainties. These include, but are not limited to, the following principal items:

•	In respect of Tysabri, at the end of June 2009, approximately 43,300 patients were on therapy worldwide, including approximately 22,000 commercial patients in the United States and approximately 20,700 commercial patients in the ROW, representing an increase of 36% over the 31,800 patients who were on therapy at the same time in 2008. While we expect sales of Tysabri to continue to grow in the second half of 2009, if the number or rate of progressive multifocal leukoencephalopathy (PML) cases increases, the rate of future sales growth of Tysabri may be adversely impacted or even decline. Additionally, other serious adverse events may emerge that may adversely impact the sales potential of Tysabri;

•	Our proposed transaction with Johnson & Johnson is complex and is conditional, inter alia upon receiving regulatory clearance and there can be no assurance that these conditions will be satisfied and completion achieved. In addition, the regulatory clearance process may take a lengthy period to complete which would delay the completion of the transaction. In the event that the transaction does not for any reason complete, we may need to pursue other opportunities to raise capital and develop our pipeline, and our success will depend on a variety of factors, including market conditions, regulatory developments, and the willingness of third parties to enter into acceptable arrangements with us. We may not find a suitable investor(s) and therefore may not be in a position to achieve our key business objectives, our credit rating may drop and our ability to access funding may be further limited;

•	We have filed suit against Biogen Idec seeking declaratory and injunctive relief that aspects of Elan’s recently announced transaction with affiliates of Johnson & Johnson comply with Elan’s Collaboration Agreement with Biogen Idec for the development and marketing of Tysabri (the “Tysabri Agreement”). While we believe we are in compliance with the terms of the Tysabri Agreement, there is always a risk that the Court will determine that aspects of the proposed transaction between Elan and affiliates of Johnson & Johnson materially violate the Tysabri Agreement. If the Court were to make that determination and if we did not remedy the violation prior to the expiration of the sixty day cure period commencing on the date that Biogen Idec delivers valid notice of the violation to Elan, Biogen Idec could terminate the Tysabri Agreement for no consideration. If Elan were required to remedy a material violation of the Tysabri Agreement, the terms of the proposed transaction with affiliates of Johnson & Johnson could be changed in a manner adverse to Elan. In addition, this dispute with Biogen Idec may adversely affect our collaboration with Biogen Idec by creating distractions and causing operational difficulties, which in turn may adversely affect sales of Tysabri;

•	Azactam revenue decreased 27% to $37.7 million in the first half of 2009 from $51.9 million in the first half of 2008. The decrease was principally due to supply shortages. Azactam lost its patent exclusivity in October 2005 and its future sales are expected to be negatively impacted by generic competition. However, to date no generic form of Azactam has been approved. Were a generic form of Azactam to be approved and launched before the end of the year, then our sales from Azactam would be negatively impacted in the second half of 2009;

•	The U.S. government is investigating marketing practices concerning our former Zonegran® product. We are cooperating with the government in its investigation. The resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on us;

•	The EDT business unit generated revenues of $138.6 million in the first half of 2009. Potential generic competitors have challenged the existing patent protection for several of the products from which we earn manufacturing revenue and royalties. We and our clients defend our intellectual property rights vigorously. If some or all of these patent challenges were to be successful, then our manufacturing revenue and royalties would be materially and adversely affected.

Additionally, the pharmaceutical industry within which we operate is subject to significant regulation by international, national, state and local government regulatory agencies. The industry is also highly competitive. Consequently, we face a number of other risks and uncertainties which are discussed in more detail in our 2008 Annual Report.

Results of Operations for the Six Months Ended 30 June 2009

			%
			Increase/
	2009	2008	(Decrease)
	$m	$m

Product revenue	372.1	342.9	9%
Contract revenue	12.5	9.2	36%

Total revenue	384.6	352.1	9%
Cost of sales	178.7	143.4	25%

Gross profit	205.9	208.7	(1)%
Selling, general and administrative expenses	119.4	135.3	(12)%
Research and development expenses	171.6	159.0	8%
Legal settlement gain	(18.0)	—	—

Operating loss	(67.1)	(85.6)	(22)%
Interest expense	71.4	75.1	(5)%
Interest income	(0.6)	(8.1)	(93)%
Investment losses	—	2.8	(100)%

Net interest and investment losses	70.8	69.8	1%

Loss before tax	(137.9)	(155.4)	(11)%
Income tax expense	27.4	4.0	585%

Net loss for the period	(165.3)	(159.4)	4%

Total Revenue

Total revenue for the first half of 2009 increased 9% to $384.6 million from $352.1 million in the same period of 2008. Total revenue from our Biopharmaceuticals business increased by 15%, while total revenue from our EDT business decreased slightly. Total revenue is analysed further between revenue from the Biopharmaceuticals and EDT business units.

	Six Months Ended 30 June
	2009	2008
	$m	$m

Revenue from the Biopharmaceuticals business	246.0	213.0
Revenue from the EDT business	138.6	139.1

Total revenue	384.6	352.1

Revenue from the Biopharmaceuticals Business

Total revenue from our Biopharmaceuticals business increased 15% to $246.0 million in the first half of 2009 from $213.0 million in the same period of 2008. The increase was driven by strong growth in Tysabri sales, which more than compensated for reduced sales of Azactam and Maxipime.

	Six Months Ended 30 June
	2009	2008
	$m	$m

Tysabri	191.0	134.3
Azactam	37.7	51.9
Prialt®	8.7	7.9
Maxipime	7.6	18.3
Royalties	1.0	0.6

Total revenue from the Biopharmaceuticals business	246.0	213.0

Tysabri

The Tysabri collaboration is a jointly controlled operation in accordance with International Accounting Standards (IAS) 31, “Financial Reporting of Interests in Joint Ventures”, (IAS 31). A jointly controlled operation is an operation of a joint venture (as defined by IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses on these sales. Accordingly, we recognised product revenue from Tysabri in the first half of 2009 and 2008 because Tysabri incurred an operating profit during these periods. Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration, and certain unique risks are retained by each party.

Global in-market net sales of Tysabri for MS, which we market in collaboration with Biogen Idec, were as follows:

	Six Months Ended 30 June
	2009	2008
	$m	$m

United States	240.4	185.6
Rest of World	240.9	174.1

Total Tysabri in-market net sales	481.3	359.7

Tysabri in-market net sales increased 34% to $481.3 million in the first half of 2009 from $359.7 million in the same period of 2008. The increase reflects strong patient demand across global markets.

The Tysabri revenue of $191.0 million in the first half of 2009 (2008: $134.3 million) was calculated as follows:

	Six Months Ended 30 June
	2009	2008
	$m	$m

Tysabri in-market sales	481.3	359.7
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(267.1)	(253.5)

Tysabri collaboration operating profit	214.2	106.2

Elan’s 50% share of Tysabri collaboration operating profit	107.1	53.1
Elan’s directly-incurred costs (cost of sales and SG&A expenses)	83.9	81.2

Net Tysabri revenue	191.0	134.3

Other Biopharmaceuticals Products

Azactam revenue decreased by 27% to $37.7 million in the first half of 2009 from $51.9 million in the first half of 2008. The decrease was principally due to supply shortages. Azactam lost its patent exclusivity in October 2005 and its future sales are expected to be negatively impacted by generic competition. However, no generic form of Azactam has been approved to date. Our sole source for Azactam has indicated they will cease the supply of product to us beyond 2009. We are in discussions with this supplier with respect to its obligations to supply. However, if we are unable to resolve these differences with our supplier or are unable to obtain an alternative source of supply, our sales of Azactam will rapidly decrease.

Prialt revenue increased 10% to $8.7 million in the first half of 2009 from $7.9 million in the first half of 2008. The increase was primarily due to higher demand for the product.

Maxipime revenue decreased 58% to $7.6 million in the first half of 2009 from $18.3 million in the first half of 2008. The decrease was principally due to the introduction of generic competition. The first generic cefepime hydrochloride was launched in June 2007, and additional generic forms of Maxipime have since been launched. We expect that the generic competition will continue to materially and adversely affect our revenues from, and gross margin for, Maxipime.

Revenue from the EDT Business

Revenue from the EDT business unit slightly decreased to $138.6 million in the first half of 2009 from $139.1 million in the first half of 2008.

	Six Months Ended 30 June
	2009	2008
	$m	$m

TriCor® 145	30.0	28.8
Focalin® XR/Ritalin®LA	17.6	17.2
Skelaxin®	15.6	17.4
Verelan®	10.8	11.2
Other	52.1	55.3

Total product revenue — manufacturing revenue and royalties	126.1	129.9
Contract revenue	12.5	9.2

Total revenue from the EDT business	138.6	139.1

Manufacturing revenue and royalties comprise revenue earned from products we manufacture for clients and royalties earned principally on sales by clients of products that incorporate our technologies.

Manufacturing revenue and royalties decreased 3% to $126.1 million in the first half of 2009 from $129.9 million in the first half of 2008. The decrease reflects the impact of the timing of customer orders. Except as noted above, no other single product accounted for more than 10% of our manufacturing revenue and royalties in either the first half of 2009 or 2008. For the first half of 2009, 46% (2008: 45%) of these revenues consisted of royalties received on products that we do not manufacture.

Potential generic competitors have challenged the existing patent protection for several of the products from which we earn manufacturing revenue and royalties. We and our clients defend our intellectual property rights vigorously. However, if these challenges are successful, our manufacturing revenue and royalties will be materially and adversely affected.

Contract Revenue

Contract revenue increased 36% to $12.5 million in the first half of 2009 from $9.2 million for the same period in 2008. The increase was primarily related to a licence fee of $7.7 million due from Acorda as a result of Acorda entering into an agreement with Biogen Idec to develop and commercialise Fampridine-SR in all territories outside the United States. Acorda paid this licence fee to us in July 2009.

Other Charges Reconciliation

The following table shows a reconciliation of operating loss before other charges to operating loss under IFRS:

	Six Months Ended 30 June 2009			Six Months Ended 30 June 2008
	Before			Before
	Other	Other		Other	Other
	Charges	Charges	IFRS	Charges	Charges	IFRS
	$m	$m	$m	$m	$m	$m

Product revenue	372.1	—	372.1	342.9	—	342.9
Contract revenue	12.5	—	12.5	9.2	—	9.2

Total revenue	384.6	—	384.6	352.1	—	352.1
Cost of sales	157.8	20.9	178.7	143.4	—	143.4

Gross profit	226.8	(20.9)	205.9	208.7	—	208.7
Selling, general and administrative expenses	109.9	9.5	119.4	132.8	2.5	135.3
Research and development expenses	161.4	10.2	171.6	155.9	3.1	159.0
Legal settlement gain	(18.0)	—	(18.0)	—	—	—

Operating loss	(26.5)	(40.6)	(67.1)	(80.0)	(5.6)	(85.6)

Cost of Sales

Total cost of sales increased to $178.7 million for the first half of 2009 from $143.4 million in the first half of 2008. Included within cost of sales were other charges of $20.9 million (2008: $Nil), as described in Note 5 to the interim financial statements. Excluding other charges, the gross margin as a percentage of revenue was 59% for both the first half of 2009 and 2008.

Included within total cost of sales is $74.3 million of directly incurred collaboration cost of sales expenses related to Tysabri for the first half of 2009 (2008: $55.9 million), resulting in a reported Tysabri gross margin of 61% in the first half of 2009 (2008: 58%). The reported Tysabri gross margin is impacted by the profit sharing and operational arrangements in place with Biogen Idec.

Selling, General and Administrative Expenses

Total SG&A expenses were $119.4 million in the first half of 2009, compared to $135.3 million in the same period of 2008. Included within SG&A expenses were other charges of $9.5 million (2008: $2.5 million), as described in Note 5 to the interim financial statements. Excluding other charges, SG&A expenses decreased 17% to

$109.9 million in the first half of 2009 from $132.8 million in the first half of 2008. The decrease principally reflects reduced litigation expenses, lower headcount from the reduction of support activities, along with continued cost control.

Included within total SG&A expense for the first half of 2009 is $9.6 million of directly incurred collaboration SG&A expenses related to Tysabri a decrease of 62% from the $25.3 million included in the SG&A expense for the first half of 2008. The decrease is primarily due to the realignment of our commercial activities in Tysabri for CD, shifting our efforts from a traditional sales model to a model based on clinical support and education.

Research and Development Expenses

Total R&D expenses were $171.6 million in the first half of 2009, compared to $159.0 million in the same period of 2008. Included within R&D expenses were other charges of $10.2 million (2008: $3.1 million), as described further in Note 5 to the interim financial statements. Excluding other charges, R&D expenses increased 4% to $161.4 million in the first half of 2009, compared to $155.9 million in the first half of 2008. The increase was primarily due to increased expenses associated with the progression of our Alzheimer’s disease programmes.

Legal settlement gain

The legal settlement gain of $18.0 million related to a Settlement Agreement and Release entered into by Elan and Watson in March 2009 to settle litigation with respect to Watson’s marketing of a generic version of Naprelan. As part of the Settlement Agreement and Release, Watson stipulated that our patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed our patent. In connection with the settlement, we received $18.0 million from Watson in March 2009.

Other Charges

For the first half of 2009, included within cost of sales, SG&A expenses, and R&D expenses were total other charges of $40.6 million (2008: $5.6 million). For further discussion of these other charges, refer to Note 5 to the interim financial statements.

Net Interest and Investment Losses

Net interest and investment losses were $70.8 million for the first half of 2009, compared to $69.8 million for the same period of 2008. For further discussion of net interest and investment losses, refer to Note 7 to the interim financial statements.

Taxation

The income tax expense was $27.4 million in the first half of 2009, compared to $4.0 million in the first half of 2008. This follows the recognition of a net deferred tax asset of $280.0 million in the second half of 2008 related to our U.S. tax loss, deferred interest and tax credit carryforwards, due to the recent and projected future profitability of our U.S. operations. The tax charge for the first half of 2009 includes a non-cash expense of $24.3 million (2008: $Nil) primarily related to that asset as these underlying loss and other carryforwards are utilised to shelter taxable income in the United States. We expect our tax expense in future periods to include similar non-cash expenses as these carryforwards are used to shelter future taxable income in the United States.

Liquid Resources and Shareholders’ Deficit

Our liquid resources and shareholders’ deficit were as follows:

	30 June	31 December	% Increase/
	2009	2008	(Decrease)
	$m	$m

Cash and cash equivalents	218.4	375.3	(42)%
Restricted cash and cash equivalents — current	16.8	20.2	(17)%
Available-for-sale investments — current	22.7	30.5	(26)%

Total liquid resources	257.9	426.0	(39)%
Shareholders’ deficit	(370.5)	(223.4)	66%

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Our primary source of funds at 30 June 2009 consisted of cash and cash equivalents of $218.4 million, which excludes current restricted cash and cash equivalents of $16.8 million and current available-for-sale investments of $22.7 million. Cash and cash equivalents primarily consist of bank deposits and holdings in U.S. Treasuries funds.

At 30 June 2009, our shareholders’ deficit was $370.5 million, compared to $223.4 million at 31 December 2008. The increase in the deficit is due primarily to the net loss incurred during the first half of 2009 and the recognition of deferred tax benefits in shareholders’ equity that exceed cumulative share-based compensation expense, partially offset by the share-based compensation cost recorded in the first half of 2009 and the issuance of ordinary shares for employee share option exercises. Our debt covenants do not require us to maintain or adhere to any specific financial ratios. Consequently, the shareholders’ deficit has no impact on our ability to comply with our debt covenants. Our recorded shareholders’ deficit is substantially lower than our market capitalisation, in particular because the carrying values of our intangible assets do not fully reflect the value created through our R&D activities.

On 2 July 2009, following an in depth strategic review, we announced a definitive agreement whereby Johnson & Johnson will acquire substantially all of the assets and rights of our AIP, through a newly formed Johnson & Johnson company in which we will receive a 49.9% equity interest. In addition, Johnson & Johnson will invest $1 billion in Elan in exchange for newly issued American Depositary Shares of Elan which will represent 18.4% of our outstanding ordinary shares.

The closing of the transaction, which is subject to customary closing conditions, is expected in the second half of 2009.

Cash Flows Summary

	Six Months Ended 30 June
	2009	2008
	$m	$m

Net cash used in operating activities	(95.3)	(121.0)
Net cash flows provided by/(used in) investing activities	(62.8)	187.8
Net cash flows provided by financing activities	1.4	37.4
Effect of foreign exchange rate changes on cash	(0.2)	0.3

Net increase/(decrease) in cash and cash equivalents	(156.9)	104.5
Cash and cash equivalents at beginning of period	375.3	423.5

Cash and cash equivalents at end of period	218.4	528.0

Operating Activities

The components of net cash used in operating activities at 30 June were as follows:

	Six Months Ended
	30 June
	2009	2008
	$m	$m

Net interest and tax	(71.0)	(66.2)
Other charges and legal settlement gain	(4.7)	(5.6)
Other operating activities	13.1	(20.8)
Working capital increase	(32.7)	(28.4)

Net cash used in operating activities	(95.3)	(121.0)

Net cash used in operating activities was $95.3 million in the first half of 2009 (2008: $121.0 million).

Net interest and tax of $71.0 million in the first half of 2009 and $66.2 million for the same period of 2008, was primarily comprised of debt interest expense. The other net charges of $4.7 million in the first half of 2009 was comprised of $22.7 million of severance and restructuring charges, adjusted to exclude non-cash other charges of $35.9 million, partially offset by $18.0 million received from Watson relating to a Settlement Agreement and Release to settle litigation with respect to Watson’s marketing of a generic version of Naprelan. The other net charges of $5.6 million for the first half of 2008 was comprised of severance, restructuring and other costs arising principally from the 2007 site consolidation in the U.S. west coast operations and the restructuring of our commercial infrastructure which resulted in the closure of the San Diego facility and the expansion of our operations in South San Francisco.

The improvement in net cash flow from other operating activities to $13.1 million inflow for the first half of 2009 from a outflow of $20.8 million in the same period in 2008, is primarily due to improved operating performance, in particular due to the strong growth of Tysabri in-market sales and reduced SG&A expenses, offset by increased R&D expenses due to the progression of our Alzheimer’s disease programmes in clinical development.

The working capital increase of $32.7 million in the first half of 2009 was primarily driven by increased revenues along with the timing of royalty and other payments. The working capital increase of $28.4 million in the first half of 2008 was primarily driven by the increase in Tysabri in-market sales.

Investing Activities

Net cash used in investing activities was $62.8 million in the first half of 2009. The primary components of cash used in investing activities were capital expenditures of $83.9 million offset by proceeds of $10.6 million from the disposal of available-for-sale investments. Included within capital expenditures was a $50.0 million optional payment made to Biogen Idec in order to maintain an approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $1.1 billion.

Net cash provided by investing activities was $187.8 million in the first half of 2008. The primary components of cash provided by investing activities were the proceeds of $205.2 million from the disposal of available-for-sale investments, principally relating to the liquidation of an investment in a fund that had been reclassified from cash equivalents to investments in December 2007 due to dislocations in the capital markets, offset by capital expenditures of $23.2 million.

Financing Activities

Net cash provided by financing activities totaled $1.4 million in the first half of 2009, primarily reflecting the net proceeds from employee stock issuances of $1.6 million. Net cash provided by financing activities totaled $37.4 million in the first half of 2008, reflecting the net proceeds from employee stock issuances.

Related Party Transactions

We have related party relationships with our subsidiaries, directors and executive officers. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions that have taken place in the six months ended 30 June 2009 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2008 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

Directors

The names and functions of the directors are shown on pages 85 to 87 of our 2008 Annual Report. At the 2009 Annual General Meeting, held on 16 July 2009, Mr. Vaughn Bryson, Mr. Richard Pilnik and Mr. Jack Schuler were elected as non-executive directors of the Company. On that date Dr. Floyd Bloom, Ms. Ann Maynard Gray, Dr. Dennis Selkoe and Mr. Jeffrey Shames retired as non-exceutive directors of the Company.

Subsequent Events

Johnson & Johnson Transaction

On 2 July 2009, following completion of a strategic review announced in January 2009, we announced a definitive agreement whereby Johnson & Johnson will acquire substantially all of the assets and rights of our AIP, through a newly formed Johnson & Johnson company. In addition, Johnson & Johnson will invest $1 billion in Elan in exchange for newly issued American Depositary Shares of Elan which will represent 18.4% of our outstanding ordinary shares.

Johnson & Johnson will assume and continue our activities with Wyeth under the AIP and will initially commit up to $500 million to continue the development and launch activities of bapineuzumab, a potential first-in-class treatment that is being evaluated for slowing the progression of Alzheimer’s disease, as well as other compounds. The agreement provides for additional funding obligations of the parties if needed.

In consideration for the transfer of these rights and assets, we will receive a 49.9% equity interest in the newly formed Johnson & Johnson company that will acquire the AIP. We will be entitled to a 49.9% share of the profits and certain royalty payments upon the commercialisation of products under the collaboration with Wyeth.

The closing of the transaction, which is subject to customary closing conditions, is expected in the second half of 2009.

In the context of the transaction with Johnson & Johnson, we are re-evaluating our longer term biologics manufacturing and fill-finish requirements, which may result in futher non-cash asset impairment charges. At 30 June 2009, the carrying value of these assets amounted to $47.5 million.

Biogen Idec Matter

We have filed suit against Biogen Idec in Federal District Court in New York seeking declaratory and injunctive relief that aspects of Elan’s recently announced transaction with affiliates of Johnson & Johnson comply with Elan’s Collaboration Agreement with Biogen Idec for the development and marketing of Tysabri (the “Tysabri Agreement”).

In a letter to Elan dated 28 July 2009, Biogen Idec alleged that Elan was in material breach of the Tysabri Agreement. Biogen Idec’s assertion against Elan relates to Elan’s ability to obtain financing from an affiliate of Johnson & Johnson to potentially purchase Biogen Idec’s Tysabri rights, if Biogen Idec undergoes a change of control. Elan strongly believes that it is in compliance in all respects with the Tysabri Agreement.

In seeking declaratory relief, Elan has requested that the Court conduct expedited proceedings given the sixty day cure period following which Biogen Idec may seek to terminate the Tysabri Agreement. Elan also requested that the Court enter judgement against Biogen Idec permanently enjoining Biogen Idec from terminating the Tysabri Agreement based on Biogen Idec’s 28 July 2009 letter. The Court has scheduled a hearing on this matter for 10 September 2009.

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

For the Six Months Ended 30 June

	Notes	2009	2008
		$m	$m

Product revenue	3	372.1	342.9
Contract revenue	3	12.5	9.2

Total revenue		384.6	352.1
Cost of sales	5	178.7	143.4

Gross profit		205.9	208.7
Selling, general and administrative expenses	5	119.4	135.3
Research and development expenses	5	171.6	159.0
Legal settlement gain	6	(18.0)	—

Operating loss		(67.1)	(85.6)
Interest expense	7	71.4	75.1
Interest income	7	(0.6)	(8.1)
Investment losses	7	—	2.8

Net interest and investment losses		70.8	69.8
Loss before tax		(137.9)	(155.4)
Income tax expense	8	27.4	4.0

Net loss		(165.3)	(159.4)

Basic and diluted loss per ordinary share:
Net loss	10	(0.35)	(0.34)
Weighted-average shares outstanding (in millions)		475.7	472.4

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF
COMPREHENSIVE INCOME

For the Six Months Ended 30 June

	2009	2008
	$m	$m

Net loss	(165.3)	(159.4)
Other comprehensive income
Foreign currency translation	(0.1)	0.3
Net unrealised gain on investments	1.6	0.6
Net loss on investments recognised in net loss	—	0.6

Other comprehensive income for the period	1.5	1.5

Total comprehensive income for the period	(163.8)	(157.9)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

		30 June	31 December
	Notes	2009	2008(1)
		$m	$m

Non-Current Assets
Goodwill and other intangible assets	11	371.8	386.1
Property, plant and equipment		342.6	351.8
Available-for-sale investments	12	9.2	9.9
Deferred tax asset	8	358.4	388.6
Restricted cash and cash equivalents		14.9	15.0
Other non-current assets		22.5	24.0

Total Non-Current Assets		1,119.4	1,175.4

Current Assets
Inventory		36.8	29.8
Accounts receivable		219.1	196.1
Other current assets		32.6	14.2
Income tax prepayment		3.7	3.1
Available-for-sale investments	12	22.7	30.5
Restricted cash and cash equivalents		16.8	20.2
Cash and cash equivalents		218.4	375.3

Total Current Assets		550.1	669.2

Total Assets		1,669.5	1,844.6

Non-Current Liabilities
Long-term debt	13	1,746.2	1,743.4
Other liabilities	14	39.2	33.8

Total Non-Current Liabilities		1,785.4	1,777.2

Current Liabilities
Accounts payable		32.3	37.7
Accrued and other liabilities	14	204.9	236.7
Provisions		5.9	5.9
Income tax payable		11.5	10.5

Total Current Liabilities		254.6	290.8

Total Liabilities		2,040.0	2,068.0

Shareholders’ Deficit
Share capital		27.8	27.6
Share premium		6,223.2	6,221.8
Share-based compensation reserve		232.5	239.0
Foreign currency translation reserve		(11.1)	(11.0)
Fair value investment reserve		3.7	2.1
Retained loss		(6,846.6)	(6,702.9)

Total Shareholders’ Deficit		(370.5)	(223.4)

Total Shareholders’ Deficit and Liabilities		1,669.5	1,844.6

(1)	Amounts as of 31 December 2008 are derived from the 31 December 2008 audited financial statements.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

	Six Months
	Ended 30 June
	2009	2008
	$m	$m

Net loss	(165.3)	(159.4)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation	38.8	35.8
Impairment of investments	—	2.8
Impairment of property, plant and equipment	15.4	—
Share-based compensation expense	21.0	24.1
Debt interest expense	68.7	73.3
Interest income	(0.4)	(7.2)
Investment interest income	(0.2)	(0.6)
Income tax expense	27.4	4.0
Other	0.5	4.1

	5.9	(23.1)
Increase in accounts receivable	(23.0)	(10.8)
Increase in prepayments and other current assets	(17.0)	(17.8)
Increase in inventory	(7.6)	(1.9)
Increase/(decrease) in accounts payable and accrued and other liabilities	15.3	(1.7)

Cash used in operating activities	(26.4)	(55.3)
Interest received	0.4	8.6
Interest paid	(66.6)	(71.9)
Income taxes paid	(2.7)	(2.4)

Net cash used in operating activities	(95.3)	(121.0)

Investing activities
Decrease in restricted cash and cash equivalents	3.5	3.8
Proceeds from disposal of property, plant and equipment	7.3	—
Purchases of property, plant and equipment	(32.1)	(20.9)
Purchases of intangible and other non-current assets	(51.8)	(2.3)
Purchase of investments	(0.3)	—
Proceeds from disposal of non-current available-for-sale investments	—	3.5
Proceeds from disposal of current available-for-sale investments	10.6	201.7
Proceeds from product disposal	—	2.0

Net cash provided by/(used in) investing activities	(62.8)	187.8

Financing activities
Proceeds from issue of share capital	1.6	37.4
Repayment of loans and finance lease obligations	(0.2)	—

Net cash provided by financing activities	1.4	37.4

Effect of foreign exchange rate changes	(0.2)	0.3

Net increase/(decrease) in cash and cash equivalents	(156.9)	104.5

Cash and cash equivalents at the beginning of period	375.3	423.5
Cash and cash equivalents at the end of the period	218.4	528.0

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN
SHAREHOLDERS’ DEFICIT

				Share-Based	Foreign	Fair Value
	Number	Share	Share	Compensation	Currency	Investment	Retained	Total
	of Shares	Capital	Premium	Reserve	Translation	Reserve(1)	Loss	Amount
	m	$m	$m	$m	$m	$m	$m	$m

Balance at 1 January 2008	470.2	27.4	6,172.0	114.4	(11.0)	7.5	(6,698.7)	(388.4)
Net loss	—	—	—	—	—	—	(159.4)	(159.4)
Other comprehensive income
Foreign currency translation	—	—	—	—	0.3	—	—	0.3
Net unrealised gain on investments	—	—	—	—	—	0.6	—	0.6
Net loss on investments recognised in net loss	—	—	—	—	—	0.6	—	0.6

Total other comprehensive income								1.5

Total comprehensive income								(157.9)

Issue of share capital, net of issue costs	3.7	0.2	37.2	—	—	—	—	37.4
Share-based compensation cost	—	—	—	24.5	—	—	—	24.5
Transfer of exercised and expired share-based awards	—	—	—	(26.7)	—	—	26.7	—

Balance at 30 June 2008	473.9	27.6	6,209.2	112.2	(10.7)	8.7	(6,831.4)	(484.4)

Net income	—	—	—	—	—	—	124.2	124.2
Other comprehensive income
Foreign currency translation	—	—	—	—	(0.3)	—	—	(0.3)
Net unrealised loss on investments	—	—	—	—	—	(6.4)	—	(6.4)
Net gain on investments recognised in net income	—	—	—	—	—	(0.2)	—	(0.2)

Total other comprehensive income								(6.9)

Total comprehensive income								117.3

Issue of share capital, net of issue costs	0.8	—	12.6	—	—	—	—	12.6
Share-based compensation cost	—	—	—	25.2	—	—	—	25.2
Share-based compensation — deferred tax	—	—	—	105.9	—	—	—	105.9
Transfer of exercised and expired share-based awards	—	—	—	(4.3)	—	—	4.3	—

Balance at 31 December 2008	474.7	27.6	6,221.8	239.0	(11.0)	2.1	(6,702.9)	(223.4)

Net loss	—	—	—	—	—	—	(165.3)	(165.3)
Other comprehensive income
Foreign currency translation	—	—	—	—	(0.1)	—	—	(0.1)
Net unrealised gain on investments	—	—	—	—	—	1.6	—	1.6

Total other comprehensive income								1.5

Total comprehensive income								(163.8)

Issue of share capital, net of issue costs	1.2	0.2	1.4	—	—	—	—	1.6
Share-based compensation cost	—	—	—	21.0	—	—	—	21.0
Share-based compensation — deferred tax	—	—	—	(5.9)	—	—	—	(5.9)
Transfer of exercised and expired share-based awards	—	—	—	(21.6)	—	—	21.6	—

Balance at 30 June 2009	475.9	27.8	6,223.2	232.5	(11.1)	3.7	(6,846.6)	(370.5)

(1)	Closing balances represent unrealised gains and losses on non-derivative available-for-sale securities.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

1  BASIS OF PREPARATION

These unaudited condensed consolidated interim financial statements (the interim financial statements), which should be read in conjunction with our 2008 Annual Report, have been prepared by Elan Corporation, plc in accordance with IAS 34, “Interim Financial Reporting” (IAS 34), as adopted by the European Union. In addition, these interim financial statements have been prepared in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the related Transparency rules of the Irish Financial Service Regulatory Authority. They do not include all of the information required for full annual financial statements, and should be read in conjunction with our Consolidated Financial Statements as at and for the year ended 31 December 2008.

These interim financial statements are presented in U.S. dollars, which is the functional currency of the parent company and the majority of the group companies. They are prepared on the historical cost basis, except for certain financial assets and derivative financial instruments, which are stated at fair value.

The interim financial statements include the accounts of Elan and all of our subsidiary undertakings. All significant intercompany account balances, transactions, and any unrealised gains and losses or income and expenses arising from intercompany transactions have been eliminated in preparing the interim financial statements.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results could differ materially from these estimates. In preparing these interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Consolidated Financial Statements as at and for the year ended 31 December 2008.

The comparative figures included for the year ended 31 December 2008 do not constitute statutory financial statements of Elan within the meaning of Regulation 40 of the European Communities (Companies; Group accounts) Regulations, 1992. Statutory financial statements for the year ended 31 December 2008 have been filed with the Companies’ Office. The auditor’s report on those financial statements was unqualified.

We have incurred significant operating losses during the last three fiscal years and anticipate that we will continue to incur operating losses in 2009. However, our directors believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to prepare our consolidated financial statements on a going concern basis.

These interim financial statements were approved by the directors on 26 August 2009.

2  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these interim financial statements are the same as those applied in our Consolidated Financial Statements as at and for the year ended 31 December 2008, as set out on pages 118 to 127 of the 2008 Annual Report.

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2009.

•	IFRS 8, “Operating Segments,” (IFRS 8). We adopted IFRS 8 which replaces IAS 14, “Segmental Reporting,” (IAS 14), during the six months ended 30 June 2009. IFRS 8 requires a “management approach” under which segment information is presented on the same basis as that used for internal reporting purposes. IAS 14 required identification of two sets of segments — one based on business units and the other on geographical areas. IFRS 8 requires additional disclosures around identifying segments and their products and services.

Our operations are organised into two business units, Biopharmaceuticals and EDT; and the performance of the business is reviewed on this basis. Our Biopharmaceuticals unit engages in research, development and commercial activities, primarily in Alzheimer’s disease, Parkinson’s disease, MS, CD and severe chronic pain. EDT develops and manufactures innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using its extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies. An established, profitable, fully integrated drug delivery business unit of Elan, EDT has been applying its skills and knowledge to enhance the performance of dozens of drugs that have subsequently been marketed worldwide.

There has been no change to the operating segments as a result of the adoption of IFRS 8 and the reportable segments are consistent with those previously reported under the primary business segment format of the segment reporting under IAS 14. The additional disclosures around identifying segments and their products and services will be disclosed in the annual financial statements.

•	IAS 1 (revised), “Presentation of Financial Statements”. The revised standard prohibits the presentation of items of income and expenses (that is “non owner changes in equity”) in the statement of changes in equity, requiring “non owner changes in equity”) to be presented separately from owner changes in equity. All “non owner changes in equity” are required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and the statement of comprehensive income). We have elected to present two statements: an income statement and a statement of comprehensive income.

The following new interpretations are mandatory for the first time for the financial year beginning 1 January 2009, but are not currently relevant for the Company.

•	IFRIC 13, “Customer Loyalty Programmes”

•	IFRIC 12, “Service Concession Arrangements”

•	IFRIC 16, “Hedges of a Net Investment in a Foreign Operation”

•	IFRIC 15, “Agreements for the Construction of Real Estate”

The following new amendments to standards and interpretations have not yet been endorsed by the European Union and consequently have not been adopted in these interim financial statements, and would be mandatory in our financial reporting in the fiscal year ending 31 December 2009, assuming endorsement is to occur.

•	IAS 39 (amendment), “Financial Instruments: Recognition and Measurement”

•	IFRS 7 (amendment), “Financial Instruments: Disclosures”

Although these new amendments to standards and interpretations have not yet been endorsed by the European Union, we have considered them and they are not currently applicable to the Company.

The following new standards, amendments to standards and interpretations have been issued, but are not effective for the financial year beginning 1 January 2009 and have not been early adopted:

•	IFRS 3 (revised), “Business Combinations” and consequential amendments to IAS 27, “Consolidated and Separate Financial Statements”, IAS 28, “Investments in Associates” and IAS 31, effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. Management is assessing the impact of the new requirements regarding acquisition accounting, consolidation and associates on the Company although this is not expected to be significant.

The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the minority interest in the acquiree either at fair value or at the minority interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. We will apply IFRS 3 (revised) to all business combinations from 1 January 2010.

•	IFRIC 17, “Distributions of Non-cash Assets to Owners”, effective for annual periods beginning on or after 1 July 2009. This is not currently applicable to the Company, as it has not made any non-cash distributions.

•	IFRIC 18, “Transfers of Assets from Customers”, effective for transfers of assets received on or after 1 July 2009. This is not relevant to the Company, as it has not received any applicable assets from customers.

3  REVENUE

The composition of our revenue for the six months ended 30 June was as follows:

	Six Months Ended
	30 June
	2009	2008
	$m	$m

Revenue from the Biopharmaceuticals business	246.0	213.0
Revenue from the EDT business	138.6	139.1

Total revenue	384.6	352.1

Revenue from the Biopharmaceuticals business can be further analysed as follows:

	Six Months Ended
	30 June
	2009	2008
	$m	$m

Biopharmaceuticals:
Tysabri	191.0	134.3
Azactam	37.7	51.9
Prialt	8.7	7.9
Maxipime	7.6	18.3
Royalties	1.0	0.6

Total revenue from the Biopharmaceuticals business	246.0	213.0

The Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture (as defined by IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses on these sales. Accordingly, we recognised product revenue from Tysabri in the first half of 2009 and 2008 because Tysabri incurred an operating profit during these periods. Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration, and certain unique risks are retained by each party.

Global in-market net sales of Tysabri were as follows:

	Six Months Ended
	30 June
	2009	2008
	$m	$m

United States	240.4	185.6
Rest of World	240.9	174.1

Total Tysabri in-market net sales	481.3	359.7

For the first half of 2009, we recorded net Tysabri revenue of $191.0 million (2008: $134.3 million), which was calculated as follows:

	Six Months Ended
	30 June 2009
	U.S.	ROW	Total
	$m	$m	$m

Tysabri in-market sales	240.4	240.9	481.3
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(138.5)	(128.6)	(267.1)

Tysabri collaboration operating profit	101.9	112.3	214.2

Elan’s 50% share of Tysabri collaboration operating profit	51.0	56.1	107.1
Elan’s directly incurred costs (cost of sales and SG&A expenses)	48.0	35.9	83.9

Net Tysabri revenue	99.0	92.0	191.0

	Six Months Ended
	30 June 2008
	U.S.	ROW	Total
	$m	$m	$m

Tysabri in-market sales	185.6	174.1	359.7
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(136.0)	(117.5)	(253.5)

Tysabri collaboration operating profit	49.6	56.6	106.2

Elan’s 50% share of Tysabri collaboration operating profit	24.8	28.3	53.1
Elan’s directly incurred costs (cost of sales and SG&A expenses)	54.7	26.5	81.2

Net Tysabri revenue	79.5	54.8	134.3

Revenue from the EDT business can be further analysed as follows:

	Six Months Ended
	30 June
	2009	2008
	$m	$m

TriCor 145	30.0	28.8
Focalin XR/RitalinLA	17.6	17.2
Skelaxin	15.6	17.4
Verelan	10.8	11.2
Other	52.1	55.3

Total product revenue — manufacturing revenue and royalties	126.1	129.9
Contract revenue	12.5	9.2

Total revenue from the EDT business	138.6	139.1

4  SEGMENT INFORMATION

Our operations are organised into two business units, Biopharmaceuticals and EDT; and the performance of the business is reviewed on this basis. Our Biopharmaceuticals unit engages in research, development and commercial activities, primarily in Alzheimer’s disease, Parkinson’s disease, MS, CD and severe chronic pain.

EDT develops and manufactures innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using its extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies. An established, profitable, fully integrated drug delivery business unit of Elan, EDT has been applying its skills and knowledge to enhance the performance of dozens of drugs that have subsequently been marketed worldwide.

Segment results include revenues and expenses directly attributable to a segment as well as those that can be allocated on a reasonable basis. Inter-segment pricing is determined on an arm’s length basis.

	Biopharmaceuticals		EDT		Total
	Six Months Ended 30 June		Six Months Ended 30 June		Six Months Ended 30 June
	2009	2008	2009	2008	2009	2008
	$m	$m	$m	$m	$m	$m

Segment revenue
Segment revenue	246.0	213.0	139.3	139.7	385.3	352.7
Less inter-segment sales	—	—	(0.7)	(0.6)	(0.7)	(0.6)

Revenue from third parties	246.0	213.0	138.6	139.1	384.6	352.1

Cost of sales	119.4	81.0	59.3	62.4	178.7	143.4

Gross profit	126.6	132.0	79.3	76.7	205.9	208.7
Selling, general and administrative expenses	99.1	110.2	20.3	25.1	119.4	135.3
Research and development expenses	147.5	135.4	24.1	23.6	171.6	159.0
Legal settlement gain	(18.0)	—	—	—	(18.0)	—

Operating income/(loss)	(102.0)	(113.6)	34.9	28.0	(67.1)	(85.6)

Reconciliation of operating loss to net loss:

	Six Months Ended 30 June
	2009	2008
	$m	$m

Operating loss	(67.1)	(85.6)
Interest expense	71.4	75.1
Interest income	(0.6)	(8.1)
Investment losses	—	2.8

Net interest and investment losses	70.8	69.8

Loss before tax	(137.9)	(155.4)
Income tax expense	27.4	4.0

Net loss	(165.3)	(159.4)

For additional revenue analysis by segment, refer to Note 3.

5  OTHER CHARGES

For the first half of 2009, included within cost of sales, SG&A expenses, and R&D expenses were total other charges of $40.6 million (2008: $5.6 million) consisting of the following:

2009

	Cost of
	Sales	SG&A	R&D	Total
	$m	$m	$m	$m

Severance, restructuring and other costs	7.8	7.2	10.2	25.2
Asset impairment charges	13.1	2.3	—	15.4

Total other charges	20.9	9.5	10.2	40.6

During the first half of 2009, we incurred severance, restructuring and asset impairment charges of $40.6 million which were principally associated with the postponement of our biologics manufacturing activities, the strategic redesign and realignment of the R&D organisation within our Biopharmaceuticals business, and reduction of related support activities. These adjustments resulted in a reduction in our global workforce of approximately 230 positions, or 14% of our total workforce.

2008

	Cost of
	Sales	SG&A	R&D	Total
	$m	$m	$m	$m

Severance, restructuring and other costs	—	2.5	3.1	5.6

During the first half of 2008, we incurred severance, restructuring and other costs of $5.6 million arising principally from the 2007 site consolidation in our U.S. west coast operations and the restructuring of our commercial infrastructure which resulted in the closure of the San Diego facility and the expansion of our operations in South San Francisco. The restructuring of our commercial infrastructure was primarily a result of the approval of a generic form of Maxipime and the anticipated approval of a generic form of Azactam.

6  LEGAL SETTLEMENT GAIN

For the first half of 2009, we recorded a legal settlement gain of $18.0 million (2008: $Nil) related to a Settlement Agreement and Release entered into by Elan and Watson in March 2009 to settle litigation with respect to Watson’s marketing of a generic version of Naprelan. As part of the Settlement Agreement and Release, Watson stipulated that our patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed our patent. In connection with the settlement, we received $18.0 million from Watson in March 2009.

7  NET INTEREST AND INVESTMENT LOSSES

	Six Months Ended
	30 June
	2009	2008
	$m	$m

Interest expense:
Interest on 7.75% Notes	34.4	34.3
Interest on Floating Rate Notes due 2011	8.7	11.7
Interest on 8.875% Notes	21.2	21.2
Interest on Floating Rate Notes due 2013	4.4	6.1

Total debt interest expense	68.7	73.3
Net foreign exchange losses	2.2	1.8
Other financial charges	0.5	—

Interest expense	71.4	75.1

Interest income:
Interest income	(0.4)	(7.2)
Investment interest income	(0.2)	(0.6)
Other financial gains	—	(0.3)

Interest income	(0.6)	(8.1)

Investment losses:
Impairment of investments	—	2.8

Investment losses	—	2.8

Net interest and investment losses	70.8	69.8

Interest Expense

In the first half of 2009, interest expense amounted to $71.4 million, compared to $75.1 million in the same period of 2008. The decrease was primarily due to reduced interest rates related to our floating rate notes, partially offset by an increase in net foreign exchange losses.

Interest Income

Interest income amounted to $0.6 million in the first half of 2009, compared to $8.1 million in the same period in 2008. The decline primarily reflects decreased interest income as a result of lower cash balances and reduced interest rates.

Investment Losses

Net investment losses were $Nil for the first half of 2009 (2008: $2.8 million). The net investment loss for the first half of 2008 related to an impairment charge of $2.8 million.

8  INCOME TAX

The components of the current tax expense for the years ended 30 June were as follows:

	Six Months Ended
	30 June
	2009	2008
	$m	$m

Current year expense	3.1	3.4
Deferred tax expense — origination and reversal of temporary differences	24.3	0.6

Total income tax expense	27.4	4.0

The income tax expense of $27.4 million for the first half of 2009 (2008: $4.0 million), reflects tax at standard rates in the jurisdictions in which we operate, the availability of tax losses, foreign withholding tax and exempt income derived from Irish patents.

The deferred tax expense of $24.3 million for the first half of 2009 (2008: $0.6 million) primarily relates to the utilisation of tax benefits relating to U.S. deferred tax assets (DTA).

	Balance
	1 January	Recognised	Recognised	Balance
	2009	In Income	In Equity	30 June 2009
	$m	$m	$m	$m

Deferred taxation liabilities	(7.1)	—	—	(7.1)
Deferred taxation assets	395.7	(24.3)	(5.9)	365.5

Net deferred taxation asset	388.6	(24.3)	(5.9)	358.4

9  SHARE-BASED COMPENSATION

Share Options

We grant share options to certain employees, directors and consultants under our 2006 Long-Term Incentive Plan (2006 LTIP). The options are granted at fixed exercise prices equal to the market value of our shares on the date of grant. The terms and conditions of the share option plans and option activities are disclosed in our 2008 Annual Report. Additional grants of share options on similar terms were made to employees and directors during the first half of 2009.

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The fair value of share options is calculated using a binomial option-pricing model, and the fair value of options issued under our employee equity purchase plans, which are described further below, is calculated using the Black-Scholes option-pricing model, taking into consideration the relevant terms and conditions.

The estimated weighted-average grant date fair values of share options awarded during the first half of 2009 and 2008 were $5.47 and $13.96 per share, respectively. The fair value was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	Six Months Ended
	30 June
	2009	2008

Expected volatility(1)	95.25%	66.18%
Expected life(2)	—	—
Expected dividend yield	Nil	Nil
Risk-free rate	1.47%	2.81%

(1)	The expected volatility was based on the implied volatility of traded options on our shares.

(2)	The expected life of share options granted in the first half of 2009 and 2008, as derived from the output of the binomial option-pricing model, ranged from 4.5 years to 7.3 years and 4.5 years to 7.1 years, respectively. The contractual life of the options, which is no longer than 10 years from the date of grant, is used as an input into the binomial option-pricing model.

Restricted Stock Units

We grant Restricted Stock Units (RSUs) to certain employees, directors and consultants under our 2006 LTIP. The terms and conditions of the RSU awards are disclosed in our 2008 Annual Report. Further grants of RSUs on similar terms were made to certain employees and directors during the first half of 2009. The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date. The estimated weighted-average grant date fair values of RSUs granted during the first half of 2009 and 2008 were $7.75 and $25.01 per unit, respectively.

Employee Equity Purchase Plans

As disclosed in our 2008 Annual Report, we operate an employee equity purchase plan for eligible employees in the United States. The estimated weighted-average grant date fair values of options issued under the U.S. plan during the first half of 2009 and 2008 was $2.10 and $5.98 per share, respectively. The estimated fair values were calculated using the following weighted-average inputs into the Black-Scholes option-pricing model:

	Six Months Ended
	30 June
	2009	2008

Share price	$6.29	$21.61
Exercise price	$5.35	$18.37
Expected volatility(1)	93.83%	63.58%
Expected life	3 month	3 months
Expected dividend yield	—	—
Risk-free rate	0.16%	1.93%

(1)	The expected volatility was based on the implied volatility of traded options on our shares.

We recognised total compensation expense related to equity-settled share-based awards of $21.0 million during the first half of 2009 (2008: $24.1 million, excluding $0.4 million capitalised to property plant and equipment). The expenses have been recognised in the following line items in the condensed consolidated income statement:

	Six Months
	Ended
	30 June
	2009	2008
	$m	$m

Cost of sales	1.1	1.3
SG&A expenses	10.1	13.5
R&D expenses(1)	9.8	9.3

Total	21.0	24.1

(1)	Included within R&D expenses were other charges of $1.8 million (2008: $Nil)

Share-based compensation (including $0.4 million capitalised to property, plant and equipment in the first half of 2008 (2009: $Nil)) arose under the following share-based awards:

	Six Months
	Ended
	30 June
	2009	2008
	$m	$m

Share options	11.5	10.7
RSUs	8.9	13.0
Employee Equity Purchase Plans	0.6	0.8

Total	21.0	24.5

10  NET LOSS PER SHARE

Basic loss per share is computed by dividing the net loss for the period available to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of Ordinary Shares outstanding and, when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, RSUs and warrants on an as-if-converted basis.

The following table sets forth the computation for basic and diluted net loss per share:

	Six Months Ended
	30 June
	2009	2008

Numerator (amounts in $m):
Basic and diluted net loss	(165.3)	(159.4)
Denominator (amounts in millions):

Denominator for basic and diluted — weighted average number of Ordinary Shares outstanding	475.7	472.4

Basic and diluted earnings per share:
Basic and diluted net loss per share	$(0.35)	$(0.34)

For the first half of 2009 and 2008, there were no differences in the weighted-average number of Ordinary Shares used for basic and diluted net loss per Ordinary Share as the effect of all potentially dilutive Ordinary Shares outstanding was anti-dilutive. As at 30 June 2009, there were 23.8 million (2008: 22.8 million) share options and RSUs outstanding that could potentially have a dilutive impact in the future but were anti-dilutive in the first half of 2009 and 2008.

11  GOODWILL AND OTHER INTANGIBLE ASSETS

		Acquired
	Patents,	In-Process
	Licences	Research &
	& Other	Development	Goodwill	Total
	$m	$m	$m	$m

Cost:
At 1 January 2009	1,032.6	357.9	45.2	1,435.7
Additions	2.5	5.0	—	7.5

At 30 June 2009	1,035.1	362.9	45.2	1,443.2

Accumulated amortisation:
At 1 January 2009	(752.6)	(297.0)	—	(1,049.6)
Amortised in period	(19.6)	(1.9)	—	(21.5)
Impairments	(0.3)	—	—	(0.3)

At 30 June 2009	(772.5)	(298.9)	—	(1,071.4)

Net book value:
At 30 June 2009	262.6	64.0	45.2	371.8

At 31 December 2008	280.0	60.9	45.2	386.1

At 30 June 2009, the components of the carrying value of patents, licences and acquired in-process research and development (IPR&D) were as follows.

	30 June	31 December
	2009	2008
	$m	$m

Tysabri	147.5	154.8
Alzheimer’s disease	59.7	63.1
Prialt	48.2	51.4
Verelan	12.5	16.6
Other intangible assets	58.7	55.0

Total	326.6	340.9

12  AVAILABLE-FOR-SALE INVESTMENTS

Our current available-for-sale investments at 30 June 2009 and 31 December 2008 consisted of the following:

	30 June	31 December
	2009	2008
	$m	$m

Current available-for-sale investments:
Debt securities — current	18.2	27.7
Quoted equity securities	4.3	2.7
Derivatives	0.2	0.1

Current available-for-sale investments	22.7	30.5

At 30 June 2009, current available-for-sale debt securities with a fair value of $18.2 million (31 December 2008: $27.7 million) were comprised of our remaining holding in a fund that had qualified as cash equivalents prior to the closure of the fund in December 2007 as a result of dislocations in the capital markets. The remaining underlying securities in the fund have various contractual maturity dates through 2050.

Our non-current available-for-sale investments at 30 June 2009 and 31 December 2008 consisted of the following:

	30 June	31 December
	2009	2008
	$m	$m

Non-current available-for-sale investments:
Unquoted equity securities	8.8	9.5
Debt securities — non-current	0.4	0.4

Non-current available-for-sale investments	9.2	9.9

13  LONG-TERM DEBT

	Original	30 June	31 December
	Maturity	2009	2008
		$m	$m

7.75% Notes	November 2011	842.4	841.0
Floating Rate Notes due 2011	November 2011	297.4	296.8
8.875% Notes	November 2013	458.5	457.9
Floating Rate Notes due 2013	November 2013	147.9	147.7

Total long-term debt		1,746.2	1,743.4

7.75% Notes

The outstanding principal amount of the 7.75% senior fixed rate notes (7.75% Notes) was $850.0 million at 30 June 2009 (31 December 2008: $850.0 million), and has been recorded net of unamortised financing costs of $7.6 million (31 December 2008: $9.0 million).

Floating Rate Notes due 2011

The outstanding principal amount of the Floating Rate Notes due 2011 (Floating Rate Notes due 2011) was $300.0 million at 30 June 2009 (31 December 2008: $300.0 million), and has been recorded net of unamortised financing costs of $2.6 million (31 December 2008: $3.2 million). These notes bear interest at a rate, adjusted quarterly, equal to the three-month London Interbank Offer Rate (LIBOR) plus 4.0%.

8.875% Notes

The outstanding principal amount of the 8.875% senior fixed rate notes (8.875% Notes) was $465.0 million at 30 June 2009 (31 December 2008: $465.0 million), and has been recorded net of unamortised financing costs of $6.5 million (31 December 2008: $7.1 million).

Floating Rate Notes due 2013

The outstanding principal amount of the senior floating rate notes due in 2013 (Floating Rate Notes due 2013) was $150.0 million at 30 June 2009 (31 December 2008: $150.0 million), and has been recorded net of unamortised financing costs of $2.1 million (31 December 2008: $2.3 million). These notes bear interest at a rate, adjusted quarterly, equal to the three-month LIBOR plus 4.125%.

14	ACCRUED AND OTHER LIABILITIES

Our accrued and other liabilities at 30 June 2009 and 31 December 2008 consisted of the following:

	30 June	31 December
	2009	2008
	$m	$m

Non-current liabilities:
Deferred rent	28.0	22.7
Other liabilities	11.2	11.1

Non-current Liabilities	39.2	33.8

	30 June	31 December
	2009	2008
	$m	$m

Current liabilities:
Accrued royalties payable	48.1	42.3
Payroll and related taxes	34.9	38.9
Clinical trial accruals	25.3	24.0
Sales and marketing accruals	16.8	9.6
Restructuring accrual	14.8	10.9
Accrued interest	14.0	14.7
Deferred rent	5.6	5.5
Tysabri milestone payment	—	50.0
Other accruals	45.4	40.8

Current Liabilities	204.9	236.7

In December 2008, we exercised our option to pay a $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. This $50.0 million payment was made in January 2009 and was included in intangible assets and accrued other liabilities on our Consolidated Balance Sheet at 31 December 2008.

15	LITIGATION

We are involved in legal and administrative proceedings that could have a material adverse effect on us.

Securities matters

Commencing in January 1999, several class actions were filed in the U.S. District Court for the Southern District of California against Dura, one of our subsidiaries, and various then-current or former officers of Dura. The actions, which alleged violations of the U.S. federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common shares during a defined period. A preliminary settlement agreement has been entered into with respect to this matter. We expect that this agreement will be finalised during the third quarter of 2009. When finalised, we will pay approximately $4.7 million, net of insurance coverage, as our share of the settlement, which has been accrued at 30 June 2009 and 31 December 2008.

In March 2005, we received a letter from the SEC stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the 28 February 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry but have not received any additional requests for information or interviews relating to the inquiry.

The SEC notified us in January 2009 that the SEC was conducting an informal inquiry primarily relating to the 31 July 2008 announcement concerning the initial two Tysabri-related PML cases that occurred subsequent to the resumption of marketing of Tysabri in 2006. We have provided the SEC with materials in connection with the inquiry.

We and some of our officers and directors have been named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. These actions have been consolidated. The consolidated cases allege claims under the U.S. federal securities laws and seek damages on behalf of all purchasers of our shares during periods ranging between 21 May 2007 and 21 October 2008. The complaints allege that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab. The lead plaintiff filed a Consolidated Amended Class Action Complaint in August 2009. We intend to vigorously defend these consolidated actions.

Antitrust matters

On 12 August 2008, the U.S. District Court for the Southern District of Florida held that Watson Pharmaceuticals naproxen sodium ER tablets, the generic version of Naprelan, infringes our U.S. Pat No. 5,637,320 (the ’320 Patent). The District Court also held that Watson’s infringement of our ’320 Patent was willful. The infringement action was initially brought by us in October 1998 following the filing of a Paragraph IV certification. On 6 March 2009, Elan entered into a Settlement Agreement and Release with Watson settling the Florida litigation. As part of the Settlement Agreement and Release, Watson stipulated that our ’320 Patent is valid and enforceable and that Watson’s generic formulations infringe the ’320 Patent. Watson is enjoined from any manufacture, use, sale, offer for sale or import of any Naprelan generic until the expiration of, or final, non-appealable finding of unenforceability or invalidity of the ’320 Patent. In connection with the Settlement Agreement and Release, we received $18.0 million from Watson in March 2009. All claims and counterclaims that the parties had against one another were dismissed with prejudice.

Indirect purchasers of Naprelan had filed three putative class actions in the U.S. District Court for the Eastern District of Pennsylvania against Elan and Skye Pharma, Inc. In September 2002, the cases were consolidated and in October 2002, a consolidated amended class action complaint was filed. The consolidated complaint alleged that we violated the antitrust laws by engaging in sham patent litigation and entering into an unlawful settlement agreement in an effort to prevent or delay the entry of a generic alternative to Naprelan. As a result of the U.S. District Court for the Southern District of Florida’s finding that Elan’s U.S. Pat No. 5,637,320 is valid and that Watson Pharmaceuticals generic version of Naprelan infringed the ’320 Patent, in June 2009 the indirect purchasers voluntarily dismissed their consolidated complaint.

In 2002 and 2003, 10 actions were filed in the U.S. District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) violated federal and state antitrust laws based on licensing arrangements between Elan and Biovail Corporation relating to nifedipine. The complaints seek various forms of remedy, including damages and injunctive relief. The actions have been brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On 29 May 2003, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the U.S. District Court for the District of Columbia. On 1 September 2004, the Court issued a Memorandum Opinion and Order granting in part and denying in part the defendants’ motions to dismiss. The Court held that none of the claims for injunctive relief had any basis and, accordingly, the Court lacked jurisdiction over the indirect purchaser federal and state claims. Consequently, the Court granted the motion as it related to the putative class of indirect purchasers and dismissed that consolidated class complaint without prejudice. The Court also dismissed the claims for injunctive relief of the purported direct purchaser plaintiffs. The Court declined to dismiss the damage claims of the purported direct purchaser plaintiffs, ruling that it would be premature to do so without allowing discovery given the Court’s obligation to accept as true all allegations when tested on a motion to dismiss. A Ruling on a summary judgement motion is expected during the second half of 2009.

In June 2001, we received a letter from the U.S. Federal Trade Commission (FTC) stating that the FTC was conducting a non-public investigation to determine whether Brightstone Pharma, Inc., Elan or others may have engaged in an effort to restrain trade by entering into an agreement that may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan. In October 2001, our counsel met informally with FTC staff to discuss the matter. No further communication from the FTC was received until December 2002, when we were served with a subpoena from the FTC for the production of documents related to Naprelan. We provided documents and witness testimony in response to the subpoena.

Paragraph IV litigation

We and/or our product licensees are involved in various sets of so-called “Paragraph IV” litigation proceedings in the United States. In the United States, putative generics of innovator drug products (including products in which the innovation comprises a new drug delivery method for an existing product, such as the drug delivery market occupied by us) may file Abbreviated New Drug Applications (ANDAs) and, in doing so they are not required to include preclinical and clinical data to establish safety and effectiveness of their drug. Instead, they would rely on such data provided by the innovator drug New Drug Application (NDA) holder. However, to benefit from this less costly abbreviated procedure, the ANDA applicant must demonstrate that its drug is “generic” or “bioequivalent” to the innovator drug, and, to the extent that patents protect the innovator drug that are listed in the “Orange Book”, the ANDA applicant must write to the innovator NDA holder and the patent holder (to the extent that the Orange Book-listed patents are not owned by the innovator NDA holder) certifying that their product either does not infringe the innovator’s patents and/or that the relevant patents are invalid. The innovator and the patent holder may sue the ANDA applicant within 45 days of receiving the certification and, if so, the FDA may not approve the ANDA for 30 months from the date of certification unless, at some point before the expiry of those 30 months, a court makes a final decision in the ANDA applicant’s favour.

We are involved in a number of Paragraph IV suits in respect of eight different products (TriCor 145, Skelaxin, Ritalin LA, Focalin XR, Avinza®, Zanaflex®, Emend® and Cardizem® CD) either as plaintiff or as an interested party (where the suit is being taken in the name of one of our licensees).

In January 2009, the U.S. District Court for the Eastern District of New York issued a memorandum and order indicating that the two patents at issue in the Skelaxin litigation are invalid. We and our collaborator, King Pharmaceuticals, Inc., disagree with the Court’s decision and recently we and King filed an appeal to the Federal Circuit Court related to such decision.

If we are unsuccessful in these and other similar type suits, our or our licensees’ products may be subject to generic competition, and our manufacturing revenue and royalties would be materially and adversely affected.

Other matters

In January 2006, our subsidiary, Elan Pharmaceuticals, Inc. (EPI) received a letter and subpoena from the U.S. Department of Justice and the U.S. Department of Health and Human Services asking for documents and materials primarily related to marketing practices concerning our former Zonegran product. In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai Co. Ltd. We are cooperating with the government in its investigation. The resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on us. In April 2006, Eisai delivered to us a notice making a contractual claim for indemnification in connection with a similar subpoena received by Eisai.

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis BioScience, Inc. (Abraxis) had infringed a patent owned by us in relation to the application of our NanoCrystal technology to Abraxane. The jury awarded us $55.2 million, applying a royalty rate of 6% to sales of Abraxane from January 2005 through 13 June 2008 (the date of the verdict). Abraxis has announced its intention to appeal the ruling. Consequently, pending final resolution of this matter, no settlement amount has been recognised in our financial statements as at and for the six months ended 30 June 2009.

16	RELATED PARTIES

We have related party relationships with our subsidiaries, directors and executive officers. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions that have taken place in the six months ended 30 June 2009 that materially affected the financial position or the performance of the Company during that period, and there were no changes in the related party transactions described in the 2008 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

17	SUBSEQUENT EVENTS

Johnson & Johnson transaction

On 2 July 2009, following completion of a strategic review announced in January 2009, we announced a definitive agreement whereby Johnson & Johnson will acquire substantially all of the assets and rights of our AIP, through a newly formed Johnson & Johnson company. In addition, Johnson & Johnson will invest $1 billion in Elan in exchange for newly issued American Depositary Shares of Elan which will represent 18.4% of our outstanding ordinary shares.

Johnson & Johnson will assume and continue our activities with Wyeth under the AIP and will initially commit up to $500 million to continue the development and launch activities of bapineuzumab, a potential first-in-class treatment that is being evaluated for slowing the progression of Alzheimer’s disease, as well as other compounds. The agreement provides for additional funding obligations of the parties if needed.

In consideration for the transfer of these rights and assets, we will receive a 49.9% equity interest in the newly formed Johnson & Johnson company that will acquire the AIP. We will be entitled to a 49.9% share of the profits and certain royalty payments upon the commercialisation of products under the collaboration with Wyeth.

The closing of the transaction, which is subject to customary closing conditions, is expected in the second half of 2009.

In the context of the transaction with Johnson & Johnson, we are re-evaluating our longer term biologics manufacturing and fill-finish requirements, which may result in futher non-cash asset impairment charges. At 30 June 2009, the carrying value of these assets amounted to $47.5 million.

Biogen Idec matter

We have filed suit against Biogen Idec in Federal District Court in New York seeking declaratory and injunctive relief that aspects of Elan’s recently announced transaction with affiliates of Johnson & Johnson comply with Elan’s Collaboration Agreement with Biogen Idec for the development and marketing of Tysabri (the “Tysabri Agreement”).

In a letter to Elan dated 28 July 2009, Biogen Idec alleged that Elan was in material breach of the Tysabri Agreement. Biogen Idec’s assertion against Elan relates to Elan’s ability to obtain financing from an affiliate of Johnson & Johnson to potentially purchase Biogen Idec’s Tysabri rights, if Biogen Idec undergoes a change of control. Elan strongly believes that it is in compliance in all respects with the Tysabri Agreement.

In seeking declaratory relief, Elan has requested that the Court conduct expedited proceedings given the sixty day cure period following which Biogen Idec may seek to terminate the Tysabri Agreement. Elan also requested that the Court enter judgement against Biogen Idec permanently enjoining Biogen Idec from terminating the Tysabri Agreement based on Biogen Idec’s 28 July 2009 letter. The Court has scheduled a hearing on this matter for 10 September 2009.

U.S. GAAP INFORMATION

The interim financial statements have been prepared in accordance with IFRS as adopted by the European Union, which differs in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP).

Reconciliation from IFRS to U.S. GAAP

The following is a reconciliation to the net loss and shareholders’ deficit calculated in accordance with U.S. GAAP:

Net loss for the periods ended:

	Six Months Ended
	30 June
	2009	2008
	(Unaudited)	(Unaudited)
	$m	$m

Net loss as stated under IFRS	(165.3)	(159.4)
Adjustments to conform to U.S. GAAP:
(a) Goodwill and other intangible assets	(4.4)	1.7
(b) Taxation	(2.5)	—
(c) Revenue recognition	—	2.1
Other	1.4	0.1

Net loss as stated under U.S. GAAP	(170.8)	(155.5)

Shareholders’ deficit:

	30 June	31 December
	2009	2008
	(Unaudited)	$m
	$m

Shareholders’ deficit as stated under IFRS	(370.5)	(223.4)
Adjustments to conform to U.S. GAAP:
(a) Goodwill and other intangible assets
• Goodwill	222.8	222.8
• Other intangible assets	(59.4)	(55.0)
Total goodwill and other intangible assets	163.4	167.8
(b) Taxation	(143.3)	(147.4)
(d) Pensions	(24.3)	(27.4)
Other	(0.8)	(1.8)

Shareholders’ deficit as stated under U.S. GAAP	(375.5)	(232.2)

The principal differences between IFRS as adopted in the European Union and U.S. GAAP, as they apply to our financial statements, are as follows:

a Goodwill and other intangible assets

The carrying value of goodwill is lower under IFRS than under U.S. GAAP, while conversely the carrying value of our other intangible assets is higher under IFRS than under U.S. GAAP, because of differences in our historical Irish generally accepted accounting principles (Irish GAAP) accounting for business combinations which have carried into our IFRS financial statements as part of the transitional arrangements. The higher carrying value for intangible assets other than goodwill gives rise to a higher amortisation charge under IFRS than under U.S. GAAP. Additionally, higher carrying values under IFRS could result in higher intangible impairment charges if the fair value of the related intangibles declines post-acquisition. Goodwill is not amortised under either IFRS or U.S. GAAP, but instead is subject to regular (at least annual) impairment testing.

The principal reason for a higher carrying value of intangibles other than goodwill under IFRS is that under U.S. GAAP, the fair value of acquired IPR&D is expensed upon acquisition, whereas under Irish GAAP and IFRS, these amounts are capitalised as acquired IPR&D.

In addition, a number of differences arose in the manner in which goodwill was previously written off when businesses were sold under Irish GAAP and U.S. GAAP, which caused the net carrying value of goodwill to be lower under IFRS than U.S. GAAP at 30 June 2009 and 31 December 2008. Under Irish GAAP, the goodwill arising from acquisition was written off on disposal, whereas under U.S. GAAP, the goodwill write-off on disposal was calculated proportionately based on the relative fair value of the disposed business to the total fair value of the reporting unit. Furthermore, under Irish GAAP, goodwill was amortised, while goodwill amortisation was not required under U.S. GAAP. As we did not restate our historical business combinations in accordance with IFRS 3, “Business Combinations,” as permitted by IFRS 1, “First-time Adoption of International Financial Reporting Standards,” these differences remain in effect between U.S. GAAP and IFRS.

b Taxation

There are different rules under IFRS and U.S. GAAP in relation to the recognition of DTAs associated with share-based compensation. DTAs are only recognised under either GAAP in relation to jurisdictions where tax deductions are available to the employer for equity grants given to employees (relevant employee equity awards). For example, such tax deductions are available in the United States but in general not in Ireland. Under U.S. GAAP, a DTA may be recognised for relevant employee equity awards only to the extent that a compensation expense has previously been recorded in relation to those awards. In contrast, under IFRS, a DTA may be recognised in relation to the tax effect of the full intrinsic value at the balance sheet date of all relevant employee equity awards expected to be exercised, regardless of whether or not a compensation expense has previously been recognised for those awards. Accordingly, the total DTA recognised under IFRS is substantially higher than under U.S. GAAP. Additionally, under IFRS the amount of the DTA recorded through the income statement is limited to the tax value of the compensation expense previously recognised for those awards (similar to U.S. GAAP), with the balance between that amount and the tax effect of the total intrinsic value recorded as a credit directly to shareholders’ equity (IFRS only; as described above there is no equivalent DTA under U.S. GAAP). However, the amount of DTA recognised in the income statement is higher under IFRS than under U.S. GAAP because the expensing of share-based compensation commenced earlier under IFRS (November 2002) than under U.S. GAAP (January 2006), and consequently the tax value of the cumulative compensation expense is significantly higher under IFRS compared to U.S. GAAP.

Under U.S. GAAP, all DTAs are recognised on the presumption that no stock option derived net operating losses (both past and present) were/are available, whereas under IFRS all DTAs are recognised on the basis that stock option derived net operating losses (both past and present) were/are available. This creates some additional differences in the level of DTAs recognised under IFRS and U.S. GAAP.

c Revenue recognition

There are different rules under IFRS and U.S. GAAP in relation to the recognition of revenue arising under contracts which include multiple arrangements such as the sale of a product and related R&D or manufacturing arrangements. Although the revenue recognised will be the same under both IFRS and U.S. GAAP over the life of the contract, the different requirements can result in differences in the timing of revenue recognition.

Tysabri

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Under U.S. GAAP, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec as required at a price that includes the cost of manufacturing plus Biogen Idec’s gross profit on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales. Outside of the United States, Biogen Idec is responsible for distribution and, under U.S. GAAP, we record as revenue our share of the profit or loss on EU sales of Tysabri, plus our directly-incurred expenses on these sales.

Under IFRS, our collaboration with Biogen Idec for Tysabri is a jointly-controlled operation in accordance with IAS 31. A jointly-controlled operation is an operation of a joint venture (as defined by IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations. In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we record our share of the collaboration operating loss within operating expenses. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, in addition to recording our directly-incurred expenses within operating expenses, we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses related to these sales.

There are no reconciling differences to total net loss or shareholders’ equity between IFRS and U.S. GAAP related to Tysabri. However, the amounts recorded for revenue and operating expenses differ under both standards due to the differing accounting principles for Tysabri sales as described above.

d Pensions

Under both IFRS and U.S. GAAP, actuarial gains and losses relating to defined benefit plans arise as a result of two factors: (a) experience adjustments due to differences between the previous actuarial assumptions and actual outcomes; and (b) changes in actuarial assumptions. At a minimum, actuarial gains and losses are required to be recognised in the income statement when the cumulative unrecognised amount thereof at the beginning of the period exceeds a ’corridor’, which is 10% of the greater of the present value of the obligation and the fair value of the assets. Under both IFRS and U.S. GAAP, we amortise actuarial gains and losses in excess of the corridor on a straight-line basis over the expected remaining working lives of the employees in the plans.

Under IFRS, the unamortised net actuarial losses relating to our defined benefit plans that were not recognised in the income statement are classified as assets. Under U.S. GAAP, these unamortised net actuarial losses are recognised directly in shareholders’ deficit. As at 30 June 2009, the defined benefit plans had a total underfunded status (excess of the projected benefit obligation over the fair value of the plans’ assets) of $11.9 million (31 December 2008: $13.4 million) and total unamortised net actuarial losses of $24.3 million (31 December 2008: $27.4 million) based on the foreign exchange rate at the balance sheet date. Under IFRS, the underfunded status is added to the unamortised net actuarial losses resulting in a net pension asset of $12.4 million (31 December 2008: $14.0 million). Under U.S. GAAP, the underfunded status is recognised as a long-term liability on the balance sheet, and the unamortised net actuarial losses are recognised as an increase in shareholders’ deficit. Consequently, a reconciling difference of $24.3 million to shareholders’ deficit arises at 30 June 2009 (31 December 2008: $27.4 million), reflecting this difference in classification of the unamortised net actuarial losses between IFRS (assets) and U.S. GAAP (shareholders’ deficit).

RESPONSIBILITY STATEMENT

For the six months ended 30 June 2009

Each of the directors, whose names and functions are listed on pages 85 to 87 of our Annual Report and on page 14 of this Half Yearly Financial Report confirm that, to the best of each person’s knowledge and belief:

1)	The condensed unaudited consolidated interim financial statements, comprising the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim balance sheet, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders’ deficit and the related Notes 1 to 17 thereto, have been prepared in accordance with IAS 34 as adopted by the European Union.

2)	The interim management report includes a fair review of the information required by:

(i) Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the six months ended 30 June 2009 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the six months ending 31 December 2009; and

(ii) Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the six months ended 30 June 2009 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2008 Annual Report that could do so.

On behalf of the board,

Kyran McLaughlin Chairman 26 August 2009	G. Kelly Martin Chief Executive Officer 26 August 2009

INDEPENDENT REVIEW REPORT OF KPMG TO ELAN CORPORATION, PLC

Introduction

We have been engaged by Elan Corporation, plc (“the Company”) to review the condensed consolidated interim financial statements for the six months ended 30 June 2009 which comprise the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim balance sheet, the condensed consolidated interim statement of cash flows, the condensed consolidated interim statement of changes in shareholders’ equity and the related notes 1 to 17 thereto. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland’s Financial Regulator. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The half-yearly financial report, including the condensed consolidated interim financial statements contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland’s Financial Regulator.

As disclosed in note 1 — basis of preparation, the annual consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as adopted by the European Union (‘EU’). The condensed consolidated interim financial statements included in this half-yearly financial report have been prepared in accordance with IAS 34, “Interim Financial Reporting,” as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed consolidated interim financial statements in the half-yearly financial report, based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in Ireland and the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the half-yearly financial report for the six months ended 30 June 2009 are not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU, the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland’s Financial Regulator.

KPMG
Chartered Accountants
Dublin
26 August 2009